Ropes & Gray LLP

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December 2, 2016	Renee E. Laws
(617) 235-4975
Renee.Laws@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and (2) Rule 101(a)(1)(iii) of Regulation S-T, for use in connection with a special meeting of shareholders of GMO Debt Opportunities Fund, a series of the Trust, are the preliminary proxy statement, form of proxy and other materials.

The special meeting of shareholders is expected to be held on December 21, 2016 and is being called for the purposes described in the form of Notice of Special Meeting of Shareholders filed herewith. Definitive versions of the proxy materials are expected to be sent to security holders on or around December 14, 2016.

Please direct any questions or comments on the enclosed materials to me (617-235-4975).

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

Enclosures

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.